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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------

                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                              ------------------

                     FOX STRATEGIC HOUSING INCOME PARTNERS
                           (Name of Subject Company)

                     FOX STRATEGIC HOUSING INCOME PARTNERS
                       (Name of Person Filing Statement)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)
                           -------------------------

                            WILLIAM H. JARRARD, JR.
                                   President
                      Fox Capital Management Corporation
                         One Insignia Financial Plaza
                       Greenville, South Carolina 29602
                                (864) 239-2854

                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                                   Copy to:

                            ARNOLD S. JACOBS, ESQ.
                              Proskauer Rose LLP
                                 1585 Broadway
                           New York, New York 10036
                                (212) 969-3210






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ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  The name of the subject partnership is Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), and the address of its principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Partnership's Limited Partnership Units ("Units").

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This statement relates to an offer by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPT and the Purchaser, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 28, 1997 (the "Schedule 14D-1"), to purchase up to 11,750 outstanding Units at a purchase price of $260 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase"), and the related Assignment of Partnership Interest (which collectively constitute the "Offer" and are contained within the Schedule 14D-1).

                  The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.           IDENTITY AND BACKGROUND.

                  (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                  (b)(i) The Partnership's sole general partner is Fox Partners VIII, a California general partnership (the "General Partner") and an affiliate of the Bidders.

                  Fox Partners VIII has two general partners: Fox Capital Management Corporation, a California corporation ("FCMC"), which is the managing general partner of the General Partner and Fox Realty Investors, a California general partnership ("FRI"), which is the other general partner of the General Partner.

                  In January 1996, IFGP Corporation, a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of National Property Investors, Inc. ("NPI"), which (prior to December 1996) was the parent corporation of NPI Equity Investments II ("NPI Equity"), the managing general partner of FRI (thus acquiring all of the outstanding stock of NPI Equity and the managing general partner interest in FRI). In June 1996, Insignia Properties Corporation ("IPC"), which at the time was a wholly-owned subsidiary of Insignia, acquired all of the outstanding stock of FCMC. In December 1996, as part of the formation of IPT, NPI contributed all of the outstanding stock of NPI Equity to IPT and IPC was merged with and into IPT. As a result of the foregoing transactions, each of FCMC and NPI Equity is now a wholly-owned subsidiary of IPT, and IPT controls the General Partner. NPI-AP, which is the property manager for the Partnership's properties, is currently an indirect, wholly-owned subsidiary of Insignia. Insignia acquired NPI-AP Management, L.P. ("NPI-AP") in January 1996 in connection with the foregoing transactions. The Purchaser is a newly-formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 68% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 32% of the total equity interests in IPLP). Insignia


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and its affiliates also own approximately 70% of the outstanding common shares of beneficial interest of IPT. NPI-AP, which since mid-January 1996 has been an affiliate of Insignia and is an affiliate of IPT and the Purchaser, has provided property management services to the Partnership, and since mid-January 1996 Insignia (directly or through its affiliates) has performed asset management and partnership administration services for the Partnership. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer.

                  The Partnership, the General Partner and NPI-AP were not affiliates of Insignia prior to midJanuary 1996. Accordingly, this section only discusses transactions between the Partnership, on the one hand, and Insignia and its affiliates (including the General Partner and NPI-AP), on the other hand, which have occurred since mid-January 1996.

                  Under the Limited Partnership Agreement, the General Partner holds an interest in the partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. No distributions were made to the General Partner in respect of its interest in the Partnership in 1996 or to date in 1997. The Partnership paid NPI-AP property management fees for property management services in the aggregate amounts of $150,000 for the year ended December 31, 1996 and $76,000 for the six-month period ended June 30, 1997. The Partnership reimbursed the General Partner and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership during 1996 in the amount of $161,000, and has reimbursed them in the amount of $35,000 during the first six months of 1997. In January 1996, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. Insignia and the General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from the arrangement described in the three preceding sentences has been immaterial.

                  The Purchaser and the General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners.

                  The Purchaser (which is an affiliate of the General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand to make such contributions. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.



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                  If the Purchaser is successful in acquiring a significant
number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. This means that
(i) nontendering Limited Partners could be prevented from taking action they desire but that the Purchaser (which is an affiliate of the General Partner) opposes (ii) the Purchaser (which is an affiliate of the General Partner) may be able to take action desired by the Purchaser but opposed by the non-tendering Limited Partners.

                  The Limited Partnership Agreement provides that the General Partner has absolute discretion as to whether to admit an assignee of Units to the Partnership as a substituted Limited Partner. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the General Partner) is not admitted to the Partnership as a Substitute Limited Partner, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser and its managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. As a result, the Purchaser (which is an affiliate of the General Partner) could be in a position to significantly influence all voting decisions with respect to the Partnership. This could (i) prevent non-tendering Limited Partners from taking action they desire but that the Purchaser (which is an affiliate of the General Partner) opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed by non-tendering Limited Partners. Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner; dissolution of the Partnership; and most types of amendments to the Limited Partnership Agreement. When voting on those matters, the Purchaser (which is an affiliate of the General Partner) will vote the Units owned by it in whatever manner it deems to be in the Purchaser's best interests, which, because of its relationship with the General Partner, also may be in the interest of the General Partner.

                  The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser (which is an affiliate of the General Partner) will participate, in its capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

                  (b)(ii) To the best knowledge of the General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the General Partner are remaining neutral and making no recommendation as to whether Unit holders should tender their Units in response to the Offer.







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ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) No transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the General Partner, by any of its current or former executive officers, directors or affiliates.

                  (b) To the knowledge of the Partnership, neither the General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.


                  (a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

                  (b)      None.

                  (c)      None.





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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1997
                     FOX STRATEGIC HOUSING INCOME PARTNERS

                         By:  FOX PARTNERS VIII
                              Its General Partner

                         By:  FOX CAPITAL MANAGEMENT CORPORATION
                              Its General Partner

                         By:    /s/ William H. Jarrard, Jr.
                               --------------------------------------
                                    William H. Jarrard, Jr.
                                    President  and Director



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                                 EXHIBIT INDEX


Exhibit                                           Description
-------                                           -----------

(a) Form of cover letter to Unit holders from the Partnership dated August 28, 1997.

(b)                             None.
(c)                             None.